FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 3, 2011

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' press release announcing that has withdrawn request for approval of Confab delisting offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris withdraws request for approval of Confab delisting offer

Luxembourg, November 1, 2011. Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today the withdrawal of its request for approval of a public delisting tender offer to acquire all of the ordinary and preferred shares held by the public in its controlled Brazilian subsidiary Confab Industrial S.A. Tenaris had filed its request with CVM (Brazil's securities regulator) and the Sao Paulo stock exchange on August 29, 2011, and intended to pay a price in cash of Brazilian reais, or BRL, 5.20 per ordinary or preferred share (which, at that time, represented a premium of approximately 35% to Confab’s 20-trading day volume weighted average price). As required under Brazilian law, this price was supported by a valuation report issued by Deloitte Touche Tomatsu Consultores Ltda.

Brazilian law also provides that, at the request of shareholders representing at least 10% of the public float, a special meeting of minority shareholders may approve the engagement of an appraiser to make a second valuation of the listed company. Following that procedure, on October 18, 2011, a special meeting of Confab’s minority shareholders instructed Confab to retain an appraiser to perform this second valuation and deliver its valuation report within 30 days. If this second valuation results in a price higher than the price offered by Tenaris, Tenaris may either increase the offer price to the level determined in the second valuation or withdraw the request for approval of the offer. If, by contrast, the second valuation confirms the Deloitte valuation, the offer price need not be increased.

While Tenaris continues to believe that its proposed offer price is fair and does not intend to increase it, Tenaris received indications that a significant number of Confab minority shareholders will not accept the offer at that price. Accordingly, on November 1, 2011, Tenaris withdrew its request for approval of the offer.

Confab is a leading Brazilian producer of welded steel pipes and industrial equipment for the energy industry and other applications.

Tenaris is a leading global supplier of steel tubes and related services for the world's energy industry and certain other industrial applications.